Exhibit 99.1

NeuroSense Announces Pricing of Insider-Led PIPE Financing

Financing led by CEO Alon Ben-Noon and CFO Or Eisenberg, alongside participation from an existing significant shareholder

CAMBRIDGE, Mass., April. 28, 2026 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) ("NeuroSense"), a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, today announced the entry into a definitive agreement with certain investors to purchase $600,000 of ordinary shares in a private placement. In connection with the offering, NeuroSense agreed to sell an aggregate of 750,000 ordinary shares at a price of $0.80 per share, representing a purchase price of 6.7% above the closing pricing of NeuroSense's ordinary shares on April 27, 2026.

The private placement is subject to customary closing conditions and is expected to close during the week of May 3, 2026.

The private placement included participation from Company insiders and a leading existing shareholder. Chief Executive Officer Alon Ben-Noon, Chief Financial Officer Or Eisenberg, and a significant existing investor each committed $200,000 in the offering.

The Company intends to use the proceeds for general corporate purposes ahead of upcoming clinical and regulatory milestones.

The offering is being made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D thereunder. Accordingly, the securities issued in the offering may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer's disease and Parkinson's disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense's strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn, YouTube and X. Information that may be important to investors may be routinely posted on our website and these social media channels.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of regulatory filings, meetings and regulatory decisions. Further, certain forward-looking statements, including statements regarding the offering, including as to the consummation of the offering described above, the expected gross proceeds from the offering, the intended use of proceeds and the timing of the receipt of proceeds of the offering, are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the uncertainty regarding outcomes and the timing of current and future clinical trials; timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2025 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183